Exhibit 99.1

1 Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa JOINT MEDIA RELEASE Gold Fields and AngloGold Ashanti propose Ghana JV to create Africa’s largest gold mine JOHANNESBURG, 16 March 2023 - Gold Fields and AngloGold Ashanti (“The Parties”) have agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines (the “Proposed Joint Venture”). The Tarkwa Mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share and the Government of Ghana (GoG) holds 10%. The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country’s Western Region. The Parties have agreed in principle on the key terms of the Proposed Joint Venture. The Parties have commenced with preliminary, high-level and constructive engagements with senior government officials in Ghana and will continue engaging with the GoG, relevant regulators and other key stakeholders, with a view to implementing the Proposed Joint Venture as soon as practically possible. The Parties have agreed to mutual exclusivity during this engagement. It is intended that the Proposed Joint Venture will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields. AngloGold Ashanti will contribute its 100% interest in Iduapriem to Gold Fields Ghana in return for a shareholding in that company. The Parties do not anticipate that any material, additional capital injection will be required by either company to establish the Proposed Joint Venture and is expected to materially improve its capital intensity once operational. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Joint Venture. The Proposed Joint Venture would create the largest gold mine in Africa and one of the largest in the world. It will be a high-quality operation, supported by a substantial mineral endowment and an initial life spanning almost two decades. Operational synergies will be achieved by optimising mining of the combined ore bodies and consolidating the infrastructure of the immediately adjacent mines for the long-term benefit of all shareholders and stakeholders.

JOINT MEDIA RELEASE

Martin Preece, Interim CEO Gold Fields:

"The Proposed Joint Venture is an exciting opportunity to combine mining operations that are essentially part of the same mineral deposit and is something that Gold Fields and AngloGold Ashanti have discussed many times before over the years. The ability to optimise mining and the use of shared infrastructure across the combined operation will result in significant flexibility in mine planning, materially enhancing the economics of the mine and ensuring quality and scale of operation that will be world class. That unlocked value will underpin the Proposed Joint Venture's continued contribution to our host communities and Ghana for decades to come. For Gold Fields, it will also significantly enhance the overall quality of our portfolio."

Alberto Calderon, CEO AngloGold Ashanti:

"This combination puts together two parts of the same world-class ore body, allowing us to share skills and infrastructure to significantly enhance every aspect of this mining operation, from exploration and planning, to mining and processing. By creating one of the world's largest open-pit gold operations, in a pre-eminent mining jurisdiction, we will create longer-term value not only for AngloGold Ashanti and Gold Fields, but for the combined stakeholders in our local host communities and for all of Ghana."

Benefits of the Proposed Joint Venture include:

- Estimated life of at least 18 years, which could increase through an extension and optimisation plan, which will be considered under the Proposed Joint Venture over the next three years, and which could also enhance envisaged production and cost parameters.
- Estimated average annual production (100% basis) of almost 900koz over the first five years and average annual production in excess of 600koz over the estimated life of operation.
- Estimated all in sustaining cost (in 2023 terms) of less than US$1,000/oz over the first five years and less than US$1,200/oz over the estimated life of operation.
- It is expected that the Ore Reserves for the Proposed Joint Venture will exceed the sum of the Ore Reserves for the stand-alone operations due to the anticipated operational synergies, and the declaration of additional Mineral Resources and Ore Reserves as a result.

Key principles of the Proposed Joint Venture:

- Gold Fields and AngloGold Ashanti have collaborated across a broad and comprehensive range of work streams to formulate the indicative base case for the combination, which underpins the estimates above. Additional, detailed work will now be undertaken to develop the optimised initial operating plan which will apply from commencement of the Proposed Joint Venture.
- Gold Fields and AngloGold Ashanti have agreed the governance principles of the Proposed Joint Venture, including their respective representation in management committees for the Proposed Joint Venture and the board of Gold Fields Ghana. As

Gold Fields Limited

Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

INVESTOR ENQUIRIES

Avishkar Nagaser: +27 11 562 9775/
+27 82 312 8692
Avishkar.Nagaser@goldfields.com

MEDIA ENQUIRIES

Sven Lunsche: +27 11 562 9763 /
+27 83 260 9279
Sven.Lunsche@goldfields.com

MEDIA GHANA

Emma Morrison: +233 302 770189/
+233 241 391 466
Emma.Morrison@goldfields.com

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485
– JSE share code: ANG
CUSIP: 035128206
– NYSE share code: AU
("AngloGold Ashanti" or "AGA" or the "Company")

INVESTOR ENQUIRIES

Yatish Chowthee: +27 11 637 6273 /
+27 78 364 2080
yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 /
+61 400 072 199
amaxey@anglogoldashanti.com

MEDIA ENQUIRIES

Andrea Maxey: +61 08 9425 4603 /
+61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara: +27 11 637 6012 /
+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries:
media@anglogoldashanti.com

MEDIA GHANA

Eric Asubonteng: +233 50 127 4388
EAsubonteng@anglogoldashanti.com
Keziah Enyan: +233 55 283 4838
Keziah.Enyan@anglogoldashanti.com

2

GOLD FIELDS
ANGLOGOLDASHANTI
JOINT MEDIA RELEASE



operator of Gold Fields Ghana, Gold Fields will receive a management and technical fee determined on an arms-length basis.

- Implementation is subject to reaching agreement with the GoG regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and definitive transaction agreements, and securing all requisite regulatory approvals. Subject to satisfaction of these conditions, the Parties intend to implement the Proposed Joint Venture as soon as practically possible.

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and one project in Chile. We have total attributable annual gold-equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

About Tarkwa

Tarkwa is 90%-owned by Gold Fields, with the Government of Ghana holding the remaining 10%. In 2022 it produced 531,600 oz at All-in cost and All-in sustaining costs of $1,248/oz. As at 31 December 2021, Tarkwa had proved and probable gold Mineral Reserves of 5.22Moz and measured, indicated and inferred gold Mineral Resources of 3.38Moz. (Updated 31 December 2022 Mineral Reserves and Mineral Resources will be released with the Gold Fields Integrated Annual Report by 31 March 2023)

About AngloGold Ashanti Ltd

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. The company produced 2.742Moz of gold in 2022 and as at 31 December 2022, had proved and probable gold Mineral Reserves of 30.41 Moz and measured, indicated and inferred gold Mineral Resources (inclusive of Mineral Reserve) of 131.36 Moz. AngloGold Ashanti is listed on the Johannesburg, New York, Ghana and Australian stock exchanges.

About Iduapriem

Iduapriem is wholly owned by AngloGold Ashanti Ltd. In 2022 it produced 248,000 oz at a total cash cost of US$970/oz and an All-in sustaining cost of $1,299/oz. As at 31 December 2022, Iduapriem had proved and probable gold Mineral Reserves of 2.42 Moz and measured, indicated and inferred gold Mineral Resources of 3.92 Moz.

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

INVESTOR ENQUIRIES
Avishkar Nagaser: +27 11 562 9775/
+27 82 312 8692
Avishkar.Nagaser@goldfields.com

MEDIA ENQUIRIES
Sven Lunsche: +27 11 562 9763 /
+27 83 260 9279
Sven.Lunsche@goldfields.com

MEDIA GHANA
Emma Morrison: +233 302 770189/
+233 241 391 466
Emma.Morrison@goldfields.com

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485
– JSE share code: ANG
CUSIP: 035128206
– NYSE share code: AU
("AngloGold Ashanti" or "AGA" or the "Company")

INVESTOR ENQUIRIES
Yatish Chowthee: +27 11 637 6273 /
+27 78 364 2080
yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 /
+61 400 072 199
amaxey@anglogoldashanti.com

MEDIA ENQUIRIES
Andrea Maxey: +61 08 9425 4603 /
+61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara: +27 11 637 6012 /
+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries:
media@anglogoldashanti.com

MEDIA GHANA
Eric Asubonteng: +233 50 127 4388
EAsubonteng@anglogoldashanti.com
Keziah Enyan: +233 55 283 4838
Keziah.Enyan@anglogoldashanti.com

3

4 Forward-looking statements Certain statements contained in this announcement, other than statements of historical fact, including, without limitation, those concerning expectations of operational synergies, long-term benefits, life of operation, extension plans, average annual production and all in sustaining cost relating to the Proposed Joint Venture are forward-looking statements regarding the operations, economic performance and financial condition of AngloGold Ashanti and Gold Fields. These forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could” “believe”, “estimate”, “project” and words of similar meaning. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements, and should be considered in light of various important factors, including the signing of definitive transaction agreements, engagement with the GoG and securing requisite regulatory approvals. Further details of potential risks and uncertainties affecting AngloGold Ashanti are described in AngloGold Ashanti’s filings with the United States Securities and Exchange Commission, including its annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC File no. 001-14846). Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the United States Securities and Exchange Commission, including its annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC File no. 001-31318). Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date they are made. Neither AngloGold Ashanti nor Gold Fields undertake any obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.